EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Full-Year Outlook after Reporting Strong First Quarter Earnings and Record Orders, Up 54%
Oak Brook, Illinois, May 8, 2018 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2018.

•	Net sales of $250 million, up $71.9 million, or 40% compared to last year

•	Record first quarter orders of $330 million, up $115 million, or 54%, from last year

•	GAAP EPS of $0.21, up 75% from $0.12 last year

•	Adjusted EPS of $0.23, up 64% from $0.14 last year

•	Raising full-year adjusted EPS* outlook to a range of $1.15 to $1.22, from a range of $1.10 to $1.20
Consolidated net sales for the first quarter were $249.7 million, up $71.9 million, or 40% versus the same quarter a year ago. First quarter income from continuing operations was $12.9 million, equal to $0.21 per diluted share, compared to $7.2 million, equal to $0.12 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the first quarter of $14.0 million, equal to $0.23 per diluted share, compared to $8.5 million, or $0.14 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Q1 Results Reflect Significant Increases in Orders, Sales and Income, Driven by Organic Growth and M&A
“We are off to a strong start in 2018, with first quarter results reflecting significant year-over-year growth in both the top and bottom line,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our first quarter orders were at record levels, surpassing the previous high established in the fourth quarter of last year. Similar to last quarter, we saw some pull-forward of orders from customers seeking to secure availability of certain product lines with extended lead times, or to manage the procurement of their chassis. We estimate that this resulted in the acceleration of an additional $25 million of orders into the first quarter that we had anticipated receiving later in the year.”
Consolidated orders were $329.7 million for the quarter, up $115.1 million, or 54%, compared to the prior-year quarter. The Environmental Solutions Group reported orders of $274.4 million in the first quarter of 2018, an increase of $107.8 million, or 65%, compared to the prior-year quarter. The improvement was driven by organic order growth of approximately $44 million, or 27%, primarily represented by higher orders for vacuum trucks and sewer cleaners, and the acquisition of TBEI. Orders within our Safety and Security Systems Group were up $7.3 million. Consolidated backlog at March 31, 2018 was $337 million, up $163 million, or 94%, compared to last year.
In the Environmental Solutions Group, net sales were up $68.8 million, or 54%, due to the addition of $51.3 million in net sales from the TBEI acquisition and organic sales improvement of $17.5 million, or 14%, driven by higher domestic shipments of sewer cleaners and vacuum trucks. Sales in the Safety and Security Systems Group increased by $3.1 million, or 6%.
Consolidated first quarter operating income was $19.6 million, up $8.2 million, or 72%, compared to the prior-year quarter, primarily driven by a $10.3 million increase within the Environmental Solutions Group. Consolidated operating margin was 7.8%, up from 6.4% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter of 2018 was $29.5 million, up $10.5 million, or 55%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 11.8% compared to 10.7% last year.

Adjusted EBITDA in the Environmental Solutions Group was up $13.5 million, or 87%, to $29.0 million, and its adjusted EBITDA margin was 14.8%, up from 12.1% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $7.0 million, compared to $7.7 million last year, and its adjusted EBITDA margin was 13.2%, compared to 15.4% last year.
Strong Financial Position and Healthy Cash Flow Support Additional Debt Reduction and Cash Returns to Shareholders
Net cash of $10.3 million was provided by continuing operating activities in the first quarter of 2018, which facilitated additional debt repayments of $8.6 million. At March 31, 2018, consolidated debt was $267 million, total cash and cash equivalents were $35 million and the Company had $121 million of availability for borrowings under its credit facility.
“Our debt leverage ratio at the end of the quarter was down to 2.1 times adjusted EBITDA,” said Sherman. “With our strong financial position, we continue to pursue strategic acquisitions, invest in new product development initiatives, and fund cash returns to shareholders.”
The Company also funded dividends of $4.2 million during the first quarter, and as recently announced, the Board of Directors increased the dividend that will be payable in the second quarter to $0.08 per share, up 14%.
Outlook
“The strategic initiatives implemented in recent years continue to gain traction, and our recent acquisitions are performing well,” Sherman noted. “The strength of our backlog, the aggressive actions we have taken to minimize the impact of increased commodity costs and the favorable conditions in our end markets provide us with increased confidence for the rest of the year. At this time, we are raising our full-year 2018 adjusted EPS* outlook to a new range of $1.15 to $1.22, from a range of $1.10 to $1.20.”
* Adjusted EPS is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. Our outlook assumes certain adjustments to exclude the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable. In 2017, we also made adjustments to exclude the impact of restructuring activity, executive severance costs, pension settlement charges, and special tax items, where applicable. Should any similar items occur during 2018, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Tuesday, May 8, 2018 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-866-548-4713 and entering the pin number 3053595. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2018	2017
Net sales	$249.7	$177.8
Cost of sales	187.8	134.2
Gross profit	61.9	43.6
Selling, engineering, general and administrative expenses	41.8	31.4
Acquisition and integration-related expenses	0.5	0.5
Restructuring	—	0.3
Operating income	19.6	11.4
Interest expense	2.5	0.6
Other expense (income), net	0.1	(0.2)
Income before income taxes	17.0	11.0
Income tax expense	4.1	3.8
Income from continuing operations	12.9	7.2
Gain from discontinued operations and disposal, net of income tax expense of $0.0 and $0.1, respectively	—	0.1
Net income	$12.9	$7.3
Basic earnings per share:
Earnings from continuing operations	$0.22	$0.12
Earnings from discontinued operations and disposal, net of tax	—	—
Net earnings per share	$0.22	$0.12
Diluted earnings per share:
Earnings from continuing operations	$0.21	$0.12
Earnings from discontinued operations and disposal, net of tax	—	—
Net earnings per share	$0.21	$0.12
Weighted average common shares outstanding:
Basic	59.8	59.6
Diluted	60.8	60.3
Cash dividends declared per common share	$0.07	$0.07

Operating data:
Operating margin	7.8%	6.4%
Adjusted EBITDA	$29.5	$19.0
Adjusted EBITDA margin	11.8%	10.7%
Total orders	$329.7	$214.6
Backlog	336.7	174.0
Depreciation and amortization	8.6	5.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2018	December 31, 2017
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35.4	$37.5
Accounts receivable, net of allowances for doubtful accounts of $1.3 and $1.1, respectively	124.5	118.2
Inventories	152.9	137.2
Prepaid expenses and other current assets	8.4	10.9
Total current assets	321.2	303.8
Properties and equipment, net of accumulated depreciation of $112.0 and $108.9, respectively	60.2	60.1
Rental equipment, net of accumulated depreciation of $18.9 and $20.0, respectively	85.9	87.2
Goodwill	378.2	377.3
Intangible assets, net of accumulated amortization of $7.5 and $5.5, respectively	149.6	151.8
Deferred tax assets	5.7	6.2
Deferred charges and other assets	6.8	5.4
Long-term assets of discontinued operations	0.5	0.5
Total assets	$1,008.1	$992.3
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.3	$0.3
Accounts payable	64.0	51.5
Customer deposits	8.4	6.5
Accrued liabilities:
Compensation and withholding taxes	17.9	22.2
Other current liabilities	40.1	36.1
Current liabilities of discontinued operations	0.5	0.5
Total current liabilities	131.2	117.1
Long-term borrowings and capital lease obligations	267.0	277.4
Long-term pension and other postretirement benefit liabilities	55.5	56.6
Deferred gain	8.3	8.7
Deferred tax liabilities	46.1	45.4
Other long-term liabilities	28.6	28.2
Long-term liabilities of discontinued operations	1.5	1.5
Total liabilities	538.2	534.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 66.1 and 66.1 shares issued, respectively	66.1	66.1
Capital in excess of par value	208.8	207.7
Retained earnings	355.3	346.6
Treasury stock, at cost, 6.1 and 6.1 shares, respectively	(86.3)	(86.1)
Accumulated other comprehensive loss	(74.0)	(76.9)
Total stockholders’ equity	469.9	457.4
Total liabilities and stockholders’ equity	$1,008.1	$992.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2018	2017
Operating activities:
Net income	$12.9	$7.3
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	—	(0.1)
Depreciation and amortization	8.6	5.7
Deferred financing costs	0.1	0.1
Deferred gain	(0.4)	(0.5)
Stock-based compensation expense	0.8	0.4
Pension expense, net of funding	(1.1)	(1.0)
Changes in fair value of contingent consideration and deferred payment	0.3	0.2
Deferred income taxes	0.7	4.0
Changes in operating assets and liabilities	(11.6)	(2.4)
Net cash provided by continuing operating activities	10.3	13.7
Net cash provided by discontinued operating activities	—	—
Net cash provided by operating activities	10.3	13.7
Investing activities:
Purchases of properties and equipment	(3.0)	(1.1)
Proceeds from sales of properties and equipment	0.1	—
Proceeds from acquisition-related activity	3.0	—
Net cash provided by (used for) continuing investing activities	0.1	(1.1)
Net cash used for discontinued investing activities	—	(1.1)
Net cash provided by (used for) investing activities	0.1	(2.2)
Financing activities:
Decrease in revolving lines of credit, net	(8.6)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(0.1)	(1.9)
Cash dividends paid to stockholders	(4.2)	(4.2)
Proceeds from stock-based compensation activity	0.1	0.6
Other, net	0.1	(0.1)
Net cash used for continuing financing activities	(12.7)	(5.6)
Net cash used for discontinued financing activities	—	—
Net cash used for financing activities	(12.7)	(5.6)
Effects of foreign exchange rate changes on cash and cash equivalents	0.2	0.2
(Decrease) increase in cash and cash equivalents	(2.1)	6.1
Cash and cash equivalents at beginning of year	37.5	50.7
Cash and cash equivalents at end of period	$35.4	$56.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2018 and 2017:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2018	2017	Change
Net sales	$196.6	$127.8	$68.8
Operating income	20.6	10.3	10.3
Adjusted EBITDA	29.0	15.5	13.5
Operating data:
Operating margin	10.5%	8.1%	2.4%
Adjusted EBITDA margin	14.8%	12.1%	2.7%
Total orders	274.4	166.6	107.8
Backlog	307.9	155.4	152.5
Depreciation and amortization	7.7	4.6	3.1
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2018	2017	Change
Net sales	$53.1	$50.0	$3.1
Operating income	6.1	6.4	(0.3)
Adjusted EBITDA	7.0	7.7	(0.7)
Operating data:
Operating margin	11.5%	12.8%	(1.3)%
Adjusted EBITDA margin	13.2%	15.4%	(2.2)%
Total orders	55.3	48.0	7.3
Backlog	28.8	18.6	10.2
Depreciation and amortization	0.9	1.0	(0.1)
Corporate Expenses
Corporate operating expenses were $7.1 million and $5.3 million for the three months ended March 31, 2018 and 2017, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2018 and 2017 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three months ended March 31, 2018 and 2017 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

	Three Months Ended March 31,
(in millions)	2018	2017
Income from continuing operations	$12.9	$7.2
Add:
Income tax expense	4.1	3.8
Income before income taxes	17.0	11.0
Add:
Restructuring	—	0.3
Executive severance costs	—	0.7
Acquisition and integration-related expenses	0.5	0.5
Purchase accounting effects (a)	0.6	0.5
Hearing loss settlement charges	0.4	—
Adjusted income before income taxes	18.5	13.0
Adjusted income tax expense (b)	(4.5)	(4.5)
Adjusted net income from continuing operations	$14.0	$8.5

	Three Months Ended March 31,
(dollars per diluted share)	2018	2017
EPS, as reported	$0.21	$0.12
Add:
Income tax expense	0.07	0.06
Income before income taxes	0.28	0.18
Add:
Restructuring	—	0.00
Executive severance costs	—	0.01
Acquisition and integration-related expenses	0.01	0.01
Purchase accounting effects (a)	0.01	0.01
Hearing loss settlement charges	0.01	—
Adjusted income before income taxes	0.31	0.21
Adjusted income tax expense (b)	(0.08)	(0.07)
Adjusted EPS	$0.23	$0.14

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with current and prior-year acquisitions that was sold subsequent to the acquisition dates in the three months ended March 31, 2018 and 2017, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.

(b)
Adjusted income tax expense for the three months ended March 31, 2018 and 2017 was recomputed after excluding the impact of restructuring activity, executive severance costs, acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, restructuring activity, executive severance costs, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles income from continuing operations to consolidated adjusted EBITDA for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
($ in millions)	2018	2017
Income from continuing operations	$12.9	$7.2
Add:
Interest expense	2.5	0.6
Hearing loss settlement charges	0.4	—
Acquisition and integration-related expenses	0.5	0.5
Restructuring	—	0.3
Executive severance costs	—	0.7
Purchase accounting effects*	0.4	0.4
Other expense (income), net	0.1	(0.2)
Income tax expense	4.1	3.8
Depreciation and amortization	8.6	5.7
Consolidated adjusted EBITDA	$29.5	$19.0

Net sales	$249.7	$177.8

Consolidated adjusted EBITDA margin	11.8%	10.7%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.2 million and $0.1 million for the three months ended March 31, 2018 and 2017, respectively

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
($ in millions)	2018	2017
Operating income	$20.6	$10.3
Add:
Acquisition and integration-related expenses	0.3	0.2
Purchase accounting effects*	0.4	0.4
Depreciation and amortization	7.7	4.6
Adjusted EBITDA	$29.0	$15.5

Net sales	$196.6	$127.8

Adjusted EBITDA margin	14.8%	12.1%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.2 million and $0.1 million for the three months ended March 31, 2018 and 2017, respectively

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
($ in millions)	2018	2017
Operating income	$6.1	$6.4
Add:
Restructuring	—	0.3
Depreciation and amortization	0.9	1.0
Adjusted EBITDA	$7.0	$7.7

Net sales	$53.1	$50.0

Adjusted EBITDA margin	13.2%	15.4%